UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              REGEN BIOLOGICS, INC.


                                (Name of Issuer)

                     Common Stock, par value $0.01 per share


                         (Title of Class of Securities)

                                   75884M 104


                                 (CUSIP Number)

                                Rosemary Fanelli


                          Allen & Company Incorporated
                                711 Fifth Avenue
                               New York, NY 10022
                                 (212) 832-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                                         September 16, 2003


             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (paragraphs)240.13d-1 (e), 240.13d-1 (f)
     or 240.13d-1 (g), check the following box.     [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
           See (paragraph)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884M  104

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
             Allen & Company Incorporated
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

             2.  Check the Appropriate Box if a Member of a Group
             (See Instructions):
             (a)  [   ]
             (b)  [ x ]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             3.  SEC Use Only
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             4.  Source of Funds (See Instructions):   WC
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

             N/A
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             6.  Citizenship or Place of Organization:

             New York
------------------- ------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person    7.  Sole Voting Power:       2,901,220*
With
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    8.  Shared Voting Power:             0
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dispositive Power:  2,901,220*
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power:       0
------------ -------------------------------------------------------------------
             11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                 2,901,220*
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             13.  Percent of Class Represented by Amount in Row (11):   9.5%*
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------


             14.  Type of Reporting Person (See Instructions):  CO
------------ -------------------------------------------------------------------

CUSIP No. 75884M  104
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
             Allen Holding Inc.
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

             2.  Check the Appropriate Box if a Member of a Group
             (See Instructions):
             (a)  [   ]
             (b)  [ x ]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             3.  SEC Use Only
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             4.  Source of Funds (See Instructions):   Not Applicable
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

             N/A
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             6.  Citizenship or Place of Organization:

             Delaware
------------------- ------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person    7.  Sole Voting Power:         0
With
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    8.  Shared Voting Power:       0
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dispositive Power:    0
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power: 0
------------ -------------------------------------------------------------------
             11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                   2,901,2201*
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
             [X]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             13.  Percent of Class Represented by Amount in Row (11):   9.5%*
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

             14.  Type of Reporting Person (See Instructions):  HC

------------ -------------------------------------------------------------------

Item 1.       Security and Issuer

     This Amendment No. 1 to the statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Regen Biologics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1290 Bay Dale Drive, PMB 351, Arnold, MD 21012.

Item 3.       Source and Amount of Funds or Other Consideration

     Allen & Company Incorporated ("Allen") used working capital to purchase the Acquired Securities (as defined in Item 5(c) hereof) and paid the Issuer an aggregate purchase price of $250,000 for the Acquired Securities:

Item 4.       Purpose of Transaction

     Allen purchased the Acquired Securities for investment purposes. Allen currently has no plans or proposals which would result in any actions described in clause (a) through (j) of Item 4 of the General Instructions to the Schedule 13D.

     In addition, in connection with the a merger between the Aros Corporation and the Issuer on June 21, 2002, Allen, Dr. Richard Steadman, M.D., Sanderling Venture Partners IV Co-Investment Fund, L.P., Sanderling IV Biomedical Co-Investment Fund, L.P., Sanderling IV Venture Management, Sanderling Venture Partners V Co-Investment Fund, L.P., Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Ventures Management, and Centerpulse USA Holding Co. (formerly Sulzer Medica Holding Co.), all former stockholders of ReGen, entered into a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of June 21, 2002, whereby the parties to the Stockholders' Agreement agreed to vote all of their shares of capital stock of the Issuer in favor of certain corporate actions, including but not limited to maintaining the Issuer's board of directors at seven (7) members, electing certain individuals to the Issuer's board, amending the Issuer's certificate of incorporation to increase the number of authorized shares of common stock of the Issuer and amending the Issuer's by-laws.

     As previously disclosed by Allen on a Form 4 relating to the Issuer filed with the Securities Exchange Commission on December 23, 2002, the parties to the Stockholders' Agreement on December 4, 2002, executed an amendment to the
Stockholders' Agreement (the "Release") pursuant to which the parties to the Stockholders' Agreement released Allen from its obligations under the Stockholders' Agreement, and as a consequence, Allen is no longer a party to the Stockholders' Agreement. Under the terms of the Release which became effective on November 26, 2002, Allen, as of the effective date, no longer shared voting power or dispositive power of any of the Issuer's securities with any of the parties to the Stockholders' Agreement.

     References to and descriptions of the Stockholders' Agreement and Release as set forth in this Item 4 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 3 and 4, respectively, to this Amendment No. 1 to Schedule 13D, and are incorporated in their entirety in this
Item 4.

Item 5.       Interest in Securities of the Issuer

     (a)......As  of October 2, 2003,  Allen,  for purposes of Rule 13d-3 of the
Securities Exchange Act of 1934, as amended, beneficially owns in the aggregate 2,901,220* shares of the Issuer's common stock (the "Shares"), which represents approximately 9.5% of the issued and outstanding shares of the Issuer's common stock (based on the number of shares reported to be outstanding by the Issuer in its Form 10-Q dated August 14, 2003).

     (b)......Allen  has the  sole  power to vote or to  direct  the vote and to dispose or to direct the disposition of the Shares.

     (c)......Pursuant  to the Series C  Convertible  Preferred  Stock  Purchase
Agreement by and among the Issuer and certain investors, including Allen, Allen acquired for an aggregate purchase price of $250,000 (i) 557,911 shares of the Issuer's Series C Convertible Preferred Stock and (ii) warrants to purchase 52,163 shares the Issuer's common stock (collectively, the "Acquired Securities").

         (d) - (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The transactions effected by Allen pursuant to the Purchase Agreement and the Release are describe in Item 3 hereof. The Purchase Agreement and Release are being filed as Exhibit 5 and 4, respectively. Except for the agreements described in this Item 6, to the best of Allen's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Allen and any persons with respect to any securities of the Issuer.

Item 7.         Material to Be Filed as Exhibits.

         Exhibit..           Description

         1                   Officers and Directors of Allen & Company
                             Incorporated

         2 Agreement and Plan of Merger, dated as of June 21, 2002, by and among Aros
                             Corporation, Aros Acquisition Corp. and
                             ReGen Biologics, Inc.++

         3 Stockholders' Agreement, dated as of June 21, 2002, by and among the several stockholders named therein.+

         4 Amendment to Stockholders' Agreement, dated as of December 4, 2002 by and among Allen and the several stockholders named therein.

         5 Series C Convertible Preferred Stock Purchase Agreement by and among Regen Biologic, Inc. and certain investors, including Allen & Company Incorporated

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 2, 2003

Allen & Company Incorporated


By:      /s/ Rosemary Fanelli
         --------------------
         Name:        Rosemary Fanelli
         Title:       Vice President, Chief Administrative Officer and Secretary


Allen Holding Inc.

By:      /s/ Rosemary Fanelli
         --------------------
         Name:        Rosemary Fanelli
         Title:       Vice President, Chief Administrative Officer and Secretary



Footnotes:
--------

     *Includes 492,785 shares issuable upon the conversion of Series A Preferred Stock, 557,911 shares issuable upon the conversion of Series C Preferred Stock and 335,289 shares issuable upon the exercise of warrants. Excludes 52,162 warrants because these warrants are not currently exercisable within 60 days. Allen Holding Inc. owns 100% of the outstanding stock of Allen & Company Incorporated and so may be deemed to beneficially own the shares which Allen & Company Incorporated owns.

+ Incorporated herein by reference to the Schedule 13D filed by Allen on October 21, 2002.

++ Incorporated herein by reference to Exhibit 10.1 of the 8-K filed by the Issuer on June 26, 2002